Filed by Roth CH Acquisition IV Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roth CH Acquisition IV Co.

Commission File No.: 001-40710

The following is a communication made available to the employees of Tigo Energy, Inc. on April 7, 2023.

April 7, 2023

To: All Employees

From: Bill Roeschlein, CFO

Re: Stock Option FAQs

**Via Email**

In an email to all employees on December 6, 2022, Zvi Alon, our CEO, announced that Tigo Energy, Inc. (“Tigo”) had entered into a definitive agreement to combine Tigo with Roth CH Acquisition IV Co. (Nasdaq: ROCG), a publicly traded special purpose acquisition company (“Roth CH IV”). Upon completion of the proposed business combination (the “Proposed Business Combination”), Tigo is expected to become a publicly traded company under the NASDAQ ticker symbol “TYGO” in the second quarter of 2023 (referred to herein as the “Combined Company”).

With the following Q&A, we hope to provide additional information related to the private-to- public transition of the Tigo Stock Plans and address what this means with respect to your stock options.

1.

Is the Stock Option Agreement I signed still valid?

Yes, the option agreement signed by you at the time you received stock options is still valid, provided you are still an active employee and your stock options have not expired.

2.

What will happen with my stock options as Tigo transitions to a public company?

In connection with the Proposed Business Combination, your existing Tigo stock options, whether vested or unvested, will be converted into options to purchase shares of the Combined Company. You will receive a number of options in the Combined Company equal to the number of shares of Tigo common stock underlying your Tigo stock options multiplied by the exchange ratio. The estimated exchange ratio is approximately 0.2307.[1] The exercise price of your stock options will be divided by the same exchange ratio, such that your total exercise price stays the same.

Here is an example:

Price	Shares Granted	Exercise Price per Share	Total Exercise
Before	1,000 shares	$0.60	$600.00
After	230 shares	$2.6087	$600.00

1 Assumes that L1 Energy, one of Tigo’s investors, does not exercise its right to convert its convertible promissory note prior to the closing of the Proposed Business Combination.

3.	Is there a way to see my stock options?

We are currently using a system called Shareworks by Morgan Stanley and plan to open a public company system (the “Participant Portal”) 60 days after the close of the Proposed Business Combination. When the Participant Portal is open, you can go online and see all your stock options. The Participant Portal will show your Tigo shares and options after the completion of the Proposed Business Combination. In order to access the Participant Portal, you will need to go through a registration process and provide or confirm your SSN.

We will have several employee education meetings before the Participant Portal goes live. You will be shown how to navigate the site.

4.

How will the system change after the consummation of the Proposed Business Combination?

When the Participant Portal is opened 60 days after the closing of the Proposed Business Combination, your stock options and any previously exercised shares will be shown as shares of the Combined Company. Your stock award account will be a Morgan Stanley brokerage account and you will be able to make trades through this account. You will also have an E*Trade brokerage account you can use after you sell your Combined Company shares.

5.

What will happen to the original stock certificates I hold for exercises I made previously?

Shortly, we will send out a communication requesting that you either return the original stock certificates or sign an Affidavit of Loss if you cannot find your original stock certificates. The original stock certificates will be replaced with electronic shares of the Combined Company under the ticker symbol TYGO. These shares will be visible in your Morgan Stanley brokerage account

6.

Can I exercise my options now, before the Proposed Business Combination?

Yes, you can exercise your options now up until April 17, 2023. After April 17, no further exercises will be permitted pending closing of the Proposed Business Combination. If you exercise before completion of the Proposed Business Combination, you will receive shares of Tigo common stock, which will be converted into shares of the Combined Company at the closing of the Proposed Business Combination. You will have to pay for the exercise with a check or wire transfer. Please email your request to stockadmin@tigoenergy.com. We will reply and provide you with a statement and instructions on how to send payment for your exercise. Please refer to your grant agreement for the terms and conditions of your options, including the expiration of the exercise period, which is typically 90 days following a termination of employment.

7.	After completion of the Proposed Business Combination, will I be able to exercise my vested options and/or sell my shares right away?

Your ability to exercise your stock options remains unchanged. For guidance on whether or not doing so is right for you, please consult an outside financial advisor.

However, we strongly encourage you not to exercise your options during the period between closing of the Proposed Business Combination and the date on which the underlying shares will be registered on Form S-8 (expected to be 60 days following closing). Any shares you receive pursuant to options exercised during this time will be restricted from transfer for up to one year after closing of the Proposed Business Combination.

Additionally, please note that, pursuant to the bylaws of the Combined Company, your shares in the Combined Company will be subject to a lock-up that will restrict you from selling more than (i) 5% of your shares during the first 90 days after closing and (ii) beginning on the 91st day following the closing, an additional 5% of your shares (for a total of up to 10%) until 180 days after closing. For the avoidance of doubt, the remaining 90% of your shares will be subject to a lock-up in the bylaws of the Combined Company that will restrict you from selling such shares until 180 days after closing. This restriction includes selling shares to cover taxes due on exercise of your stock options, and applies even if you acquired the shares after they were registered on Form S-8 as noted above.

8.	What are the tax consequences of exercising my options and selling my stock?

The tax consequences of exercising your options will depend on the jurisdiction in which you reside, and we are not licensed to give you tax advice in this regard. Below is a brief summary of the treatment for U.S. taxpayer employees, based on rules currently in effect. The rules described are highly technical and might be subject to changes in the future. Because income tax consequences may vary as a result of individual circumstances, you should consult your personal tax advisor with regard to the tax consequences of exercising your options.

Upon exercise of an option that does not qualify as an incentive stock option under the

U.S. Tax Code, (a non-qualified stock option), you will generally recognize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock acquired on the date you exercise the option over the total option price paid for those shares.

If you sell your shares of common stock received on exercise of an option, you generally will have a capital gain (or loss), depending on the difference between the sale price and your tax basis in the shares sold. Your holding period for those shares generally will commence on the date you exercise your non-qualified stock option and, accordingly, will not include the period during which you held your stock option.

9.

How do I get more details about my specific situation?

If you have specific questions related to your stock options, please send an email to stockadmin@tigoenergy.com and we will address your specific questions.

Additional Information and Where to Find It

This communication relates to the proposed business combination between Tigo Energy, Inc. (“Tigo”) and Roth CH Acquisition IV Co. (“Roth”) (the “Business Combination”). In connection with the Business Combination, Roth filed a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The registration statement has not yet been declared effective. If and when the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to shareholders of Roth. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIGO, ROTH, THE BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Business Combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Roth upon written request at Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA, 92660.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Roth, Tigo, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Business Combination under the rules of the SEC. Information about Roth’s directors and executive officers and their ownership of Roth’s securities is set forth in filings with the SEC, including Roth’s Annual Report on Form 10-K filed with the SEC March 31, 2023. To the extent that holdings of Roth’s securities have changed since the amounts included in Roth’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Changes in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Tigo’s industry and market sizes, future opportunities for Roth and Tigo, and their respective estimated future results and the Business Combination, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in Roth’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Roth, Tigo, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the Shareholders of Roth or Tigo; (4) the inability of Tigo to satisfy other conditions to closing; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of Tigo as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Roth to grow and manage growth profitably, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Tigo and Roth (including the effects of the ongoing global supply chain shortage); (10) Tigo’s limited operating history and history of net losses; (11) costs related to the Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Tigo or Roth may be adversely affected by other economic, business, regulatory, and/or competitive factors; (14) Tigo’s estimates of expenses and profitability; (15) the evolution of the markets in which Tigo competes; (16) the ability of Tigo to implement its strategic initiatives and continue to innovate its existing products; (17) the ability of Tigo to adhere to legal requirements with respect to the protection of personal data and privacy laws; (18) cybersecurity risks, data loss and other breaches of Tigo’s network security and the disclosure of personal information; and (19) the risk of regulatory lawsuits or proceedings relating to Tigo’s products or services.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Roth and Tigo or the date of such information in the case of information from persons other than Roth and Tigo, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Tigo’s industry and end markets are based on sources we believe to be reliable, however, there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.